Exhibit 99.142

THE VALENS COMPANY INC.

(the “Company”)

CERTIFICATE OF OFFICER

TO:	British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

The Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

The undersigned, Christopher Buysen, duly appointed Chief Financial Officer of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity, intending that the same may be relied upon by you without further inquiry, that the Company is relying on section

2.20  of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)	the Company has arranged to have proxy-related materials for the annual general and special meeting of the Company to be held on May 25, 2021, (the “Meeting”) to be sent in compliance with the timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Company has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon section 2.20 of NI 54-101.

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DATED as of this 28th day of April, 2021.

THE VALENS COMPANY INC.

By:	(signed) “Christopher Buysen”
Name:	Christopher Buysen
Title:	Chief Financial Officer